

February 19, 2013

Via E-mail
Pamela K. Knous
Chief Financial Officer
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

> **Re:** **Chico's FAS, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 21, 2012**
> **Response Dated February 6, 2013**
> **File No. 001-16435**

Dear Ms. Knous:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations – Net Sales, page 21

1.   We note your response to our letter dated January 24, 2013. Our view remains that you should disclose separately the amount of online sales that are included in comparable store sales so investors can see the two disparate types of activities that you have combined under the measure "comparable store sales." Please confirm that you will provide this disaggregated disclosure in future filings and provide us with a draft of your proposed disclosure.

2.   You indicated you would revise the discussion of net sales to include the following language, "….reflecting a square footage increase of 8.7%." Please explain to us how an investor should analyze this information relative to the increase in sales.

        You may contact Steve Lo at 202-551-3394 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining